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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Home Inns & Hotels Management Inc.
(Name of Issuer)
Ordinary Shares, par value US$0.005 per share
(Title of Class of Securities)
43713W107
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	43713W107

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
IDG Technology Venture Investments, LP 04-3552693

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		5,013,108 Ordinary Shares. IDG Technology Venture Investments, LLC, and Patrick J. McGovern and Quan Zhou acting together may also be deemed to have sole voting power with respect to the above shares.

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,013,108 Ordinary Shares. IDG Technology Venture Investments, LLC, and Patrick J. McGovern and Quan Zhou acting together may also be deemed to have sole dispositive power with respect to the above shares.

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,013,108

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

7.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	43713W107

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
IDG Technology Venture Investments, LLC 04-3552695

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		5,013,108 Ordinary Shares. IDG Technology Venture Investments, LP, and Patrick J. McGovern and Quan Zhou acting together may also be deemed to have sole voting power with respect to the above shares.

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,013,108 Ordinary Shares. IDG Technology Venture Investments, LP, and Patrick J. McGovern and Quan Zhou acting together may also be deemed to have sole dispositive power with respect to the above shares.

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,013,108

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

7.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	43713W107

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Patrick J. McGovern

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,013,108 Ordinary Shares. Quan Zhou may also be deemed to have shared voting power with respect to the above shares.

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		5,013,108 Ordinary Shares. Quan Zhou may also be deemed to have shared dispositive power with respect to the above shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,013,108

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	7.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	43713W107

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Quan Zhou

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,013,108 Ordinary Shares. Patrick J. McGovern may also be deemed to have shared voting power with respect to the above shares.

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		5,013,108 Ordinary Shares. Patrick J. McGovern may also be deemed to have shared dispositive power with respect to the above shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,013,108

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	7.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

ITEM 1.
(a)	NAME OF ISSUER:

Home Inns & Hotels Management Inc.
(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
No. 400 Tian Yao Qiao Road Shanghai 200030 People’s Republic of China
ITEM 2.
(a)	NAME OF PERSONS FILING:

1. IDG Technology Venture Investments, LP 2. IDG Technology Venture Management, LLC 3. Patrick J. McGovern 4. Quan Zhou
      The above persons have agreed that this Statement may be filed by IDG Technology Venture Investment, LP on behalf of all of them jointly pursuant to Rule 13d-1(k)(1). A copy of such agreement is attached as an Exhibit to this Statement.
      IDG Technology Venture Investments, LP (“IDG Ventures LP”) is a limited partnership organized under the laws of the State of Delaware. The general partner of IDG Ventures LP is IDG Technology Venture Investments, LLC, a limited liability company organized under the laws of the State of Delaware (“IDG Ventures LLC”). The managing members of IDG Ventures LLC are Patrick J. McGovern and Quan Zhou.
(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
For all reporting persons other than Mr. Zhou:

One Exeter Plaza Boston, MA 02109

For Mr. Zhou:

Room 616, Tower A COFCO Plaza 8 Jianguomennei Dajie Beijing 100005, People’s Republic of China
(c)	CITIZENSHIP:

     Mr. McGovern and Mr. Zhou are each United States citizens. The jurisdiction of organization of the other reporting persons is as follows: IDG Ventures LP: Delaware; and IDG Ventures LLC: Delaware.
(d)	TITLE OF CLASS OF SECURITIES:

Ordinary Shares
(e)	CUSIP NUMBER:

43713W107
ITEM 3.    If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
N/A
ITEM 4.    OWNERSHIP:
(a)	Amount Beneficially Owned:
     Pursuant to the Rules promulgated under Section 13(d) of the Securities Exchange Act of 1934 (the “1934 Act”), as of December 31, 2006, IDG Ventures LP may be considered a “beneficial owner” of 5,013,108 Ordinary Shares.
     IDG Ventures LLC, as the sole general partner of IDG Ventures LP, may be considered a “beneficial owner” of the 5,013,108 Ordinary Shares held by IDG Ventures LP.
     Messrs. McGovern and Zhou, as the two managing members of IDG Ventures LLC, may each be considered “beneficial owners” of the 5,013,108 Ordinary Shares held by IDG Ventures LP.
(b)	Percent of Class:
     The Ordinary Shares held directly by IDG Ventures LP represent 7.5% of the Ordinary Shares outstanding as of December 31, 2006.
     As of December 31, 2006, the Ordinary Shares as to which beneficial ownership is attributed to each of IDG Ventures LLC, Mr. McGovern and Mr. Zhou represent 7.5% of the Ordinary Shares outstanding as of such date.
(c)	Number of Shares as to Which Such Person Has: Sole/Shared Power to Vote/Dispose:
     As of December 31, 2006, IDG Ventures LP has sole power to vote or to direct the vote with respect to and to dispose or direct the disposition of 5,013,108 Ordinary Shares.
     As of December 31, 2006, IDG Ventures LLC, as the sole general partner of IDG Ventures LP, has sole power to vote or to direct the vote with respect to and to dispose or direct the disposition of the 5,013,108 of Ordinary Shares held by IDG Ventures LP.

     As of December 31, 2006, Messrs. McGovern and Zhou, as the two managing members of IDG Ventures LLC, have shared power to vote or to direct the vote with respect to and to dispose or direct the disposition of the 5,013,108 of Ordinary Shares held by IDG Ventures LP.
ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

N/A
ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
N/A
ITEM 7.        IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
                       SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
N/A
ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
N/A
ITEM 9.        NOTICE OF DISSOLUTION OF GROUP:
N/A
ITEM 10.      CERTIFICATION:
N/A

Joint Filing Agreement
We, the undersigned, hereby agree that the Schedule 13G to which this Agreement is an Exhibit, which is being filed in connection with the securities of Home Inns & Hotels Management Inc., is being filed on behalf of us.

February 2, 2007
IDG TECHNOLOGY VENTURE INVESTMENTS, LP
By:	IDG TECHNOLOGY VENTURE INVESTMENTS, LLC Its General Partner
By:	/s/ Quan Zhou
Name: Quan Zhou
Title: Managing Member

IDG TECHNOLOGY VENTURE INVESTMENTS, LLC
By:	/s/ Quan Zhou
Name: Quan Zhou
Title: Managing Member

/s/ Patrick J. McGovern
Patrick J. McGovern

/s/ Quan Zhou
Quan Zhou

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 2, 2007
IDG TECHNOLOGY VENTURE INVESTMENTS, LP
By:	IDG TECHNOLOGY VENTURE INVESTMENTS, LLC Its General Partner
By:	/s/ Quan Zhou
Name: Quan Zhou
Title: Managing Member